SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

February 29, 2024

Attorney Robert Shapiro

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.
Amendment No. 8 to Registration Statement on Form S-1
Filed February 16, 2024
File No. 333-271831

Dear Mr. Shapiro:

In response to your letter dated February 28, 2024, the following information is hereby submitted on behalf of SSHT S&T Group Ltd (the “Company”). Amendment No. 9 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 8 to Registration Statement on Form S-1

Summary Compensation Table, page 37

1.	We note your revisions to the summary compensation table pursuant to comment 4. However, the remainder of the information in this section (such as outstanding equity awards and options and stock appreciation rights) have not been updated as of the most recently completed fiscal year. Please revise accordingly.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd

/s/ Zonghan Wu
CEO and Director